Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED March 31, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of March 31,
	Notes	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	125,796	117,584	1,806
Intangible assets	5	15,922	18,113	278
Property, plant and equipment	4	69,794	64,443	990
Derivative assets	13,14	106	41	1
Investments	7	7,103	7,668	118
Investment in equity accounted investee	7	—	1,206	19
Trade receivables		3,998	4,446	68
Deferred tax assets		3,098	6,908	106
Non-current tax assets		12,008	18,349	282
Other non-current assets	10	16,793	15,726	242

Total non-current assets		254,618	254,484	3,910

Inventories	8	3,915	3,370	52
Trade receivables		94,846	100,990	1,551
Other current assets	10	30,751	30,596	469
Unbilled revenues		45,095	42,486	653
Investments	7	292,030	249,094	3,826
Current tax assets		9,804	6,262	96
Derivative assets	13,14	9,747	1,232	19
Cash and cash equivalents	9	52,710	44,925	690

		538,898	478,955	7,356
Assets held for sale	28	—	27,201	418

Total current assets		538,898	506,156	7,774

TOTAL ASSETS		793,516	760,640	11,684

EQUITY
Share capital		4,861	9,048	139
Share premium		469	800	12
Retained earnings		490,930	453,265	6,962
Share based payment reserve		3,555	1,772	27
Other components of equity		20,489	18,051	277

Equity attributable to the equity holders of the Company		520,304	482,936	7,417
Non-controlling interest		2,391	2,410	37

TOTAL EQUITY		522,695	485,346	7,454

LIABILITIES
Long - term loans and borrowings	11	19,611	45,268	695
Derivative liabilities	13,14	2	7	—
Deferred tax liabilities		6,614	3,059	47
Non-current tax liabilities		9,547	9,220	142
Other non-current liabilities	12	5,500	4,230	65
Provisions	12	4	3	—

Total non-current liabilities		41,278	61,787	949

Loans, borrowings and bank overdrafts	11	122,801	92,991	1,428
Trade payables and accrued expenses		65,486	68,129	1,047
Unearned revenues		16,150	17,139	264
Current tax liabilities		8,101	9,417	145
Derivative liabilities	13,14	2,708	2,210	34
Other current liabilities	12	13,027	16,613	256
Provisions	12	1,270	796	12

		229,543	207,295	3,186
Liabilities directly associated with assets held for sale	28	—	6,212	95

Total current liabilities		229,543	213,507	3,281

TOTAL LIABILITIES		270,821	275,294	4,230

TOTAL EQUITY AND LIABILITIES		793,516	760,640	11,684

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
April 25, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2017	2018	2018	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	139,875	137,686	2,115	550,402	544,871	8,368
Cost of revenues	18	(100,771)	(97,794)	(1,502)	(391,544)	(385,575)	(5,922)
Gross profit		39,104	39,892	613	158,858	159,296	2,446

Selling and marketing expenses	18	(11,836)	(11,263)	(173)	(40,817)	(42,349)	(650)
General and administrative expenses	18	(7,267)	(9,801)	(151)	(32,021)	(34,141)	(524)
Foreign exchange gains/(losses), net		745	557	9	3,777	1,488	23
Other Operating Income		4,082	—	—	4,082	—	—

Results from operating activities		24,828	19,385	298	93,879	84,294	1,295

Finance expenses	19	(1,170)	(1,564)	(24)	(5,942)	(5,830)	(90)
Finance and other income	20	5,753	4,803	74	22,419	23,999	369
Share of profits/(loss) of equity accounted investee	7	—	(3)	—	—	11	—
Profit before tax		29,411	22,621	348	110,356	102,474	1,574
Income tax expense	16	(6,742)	(4,615)	(71)	(25,213)	(22,390)	(344)

Profit for the period		22,669	18,006	277	85,143	80,084	1,230

Attributable to:
Equity holders of the Company		22,611	18,028	277	84,895	80,081	1,230
Non-controlling interest		58	(22)	—	248	3	—

Profit for the period		22,669	18,006	277	85,143	80,084	1,230

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		4.68	4.00	0.06	17.48	16.86	0.26
Diluted		4.66	4.00	0.06	17.43	16.83	0.26

Weighted average number of equity shares used in computing earnings per equity share
Basic		4,835,568,066	4,503,353,231	4,503,353,231	4,857,081,010	4,750,043,400	4,750,043,400
Diluted		4,849,694,210	4,511,906,041	4,511,906,041	4,871,347,138	4,758,361,975	4,758,361,975

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
April 25, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2017	2018	2018	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		22,669	18,006	277	85,143	80,084	1,230
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		79	106	2	169	567	9
Net change in fair value of financial instruments through OCI		(168)	(1,273)	(20)	(168)	(750)	(12)

		(89)	(1,167)	(18)	1	(183)	(3)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	(3,916)	2,523	39	(3,078)	3,527	54
Net change in time value of option contracts designated as cash flow hedges	13,16	9	10	—	9	1	—
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	77	2	—	77	(76)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	13,16	819	(1,773)	(27)	3,910	(5,945)	(91)
Net change in fair value of financial instruments through OCI	7,16	128	(145)	(2)	1,179	(433)	(7)

		(2,883)	617	10	2,097	(2,926)	(45)

Total other comprehensive income/(loss), net of taxes		(2,972)	(550)	(8)	2,098	(3,109)	(48)

Total comprehensive income for the period		19,697	17,456	269	87,241	76,975	1,182

Attributable to:
Equity holders of the Company		19,757	17,427	269	87,062	76,956	1,182
Non-controlling interest		(60)	29	—	179	19	—

		19,697	17,456	269	87,241	76,975	1,182

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
April 25, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384

Total comprehensive income for the year
Profit for the year	—	—	—	84,895	—	—	—	—	84,895	248	85,143
Other comprehensive income	—	—		—	—	(3,009)	3,996	1,180	2,167	(69)	2,098

Total comprehensive income for the year	—	—	—	84,895	—	(3,009)	3,996	1,180	87,062	179	87,241

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(8,734)	—	—	—	—	(8,734)	—	(8,734)
Issue of equity shares on exercise of options	187,275	^	81	—	(81)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—	—	384	(384)	—	—	—	—	—	—
Buyback of equity shares	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)	—	(25,000)
Compensation cost related to employee share based payment	—	—	—	13	1,791	—	—	—	1,804	—	1,804

Total transactions with owners of the Company	(39,812,725)	(80)	(14,173)	(19,083)	1,326	—	—	80	(31,930)	—	(31,930)

As at March 31, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Total comprehensive income for the year
Profit for the year	—	—	—	80,081	—	—	—	—	80,081	3	80,084
Other comprehensive income	—	—	—	—	—	3,511	(6,020)	(616)	(3,125)	16	(3,109)

Total comprehensive income for the year	—	—	—	80,081	—	3,511	(6,020)	(617)	76,956	19	76,975

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(5,420)	—	—	—	—	(5,420)	—	(5,420)
Issue of equity shares on exercise of options	3,559,599	8	1,987	—	(1,971)	—	—	—	24	—	24
Issue of shares by controlled trust on exercise of options	—	—	—	1,182	(1,182)	—	—	—	—	—	—
Buyback of equity shares #	(343,750,000)	(687)	(1,656)	(108,344)	—	—	—	687	(110,000)	—	(110,000)
Transaction cost related to buy back	—	—	—	(312)	—	—	—	—	(312)	—	(312)
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	14	1,370	—	—	—	1,384	—	1,384

Total transactions with owners of the Company	2,092,883,926	4,187	331	(117,746)	(1,783)	—	—	687	(114,324)	—	(114,324)

As at March 31, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)		139	12	6,962	27	255	(2)	24	7,417	37	7,454

*	includes 13,728,607 and 23,097,216 treasury shares held as of March 31, 2017 and 2018 respectively by a controlled trust.
*	During the year 1,101,217 and 4,351,775 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2017 and 2018.
#	refer note 27
^	value is less than ₹ 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W- 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bangalore
April 25, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2017	2018	2018
			Convenience Translation into US$ in millions (Unaudited) Refer note 2 (iv)
Cash flows from operating activities:
Profit for the period	85,143	80,084	1,230
Adjustments to reconcile profit for the year to net cash generated from
Loss/(gain) on sale of property, plant and equipment and intangible assets, net	117	(334)	(5)
Depreciation, amortization and impairment	23,107	21,124	324
Unrealized exchange (gain)/loss, net	3,945	4,794	74
Gain on sale of investments, net	(3,486)	(5,978)	(92)
Share based compensation expense	1,742	1,347	21
Share of profits/(loss) of equity accounted investee	—	11	*
Income tax expense	25,213	22,390	344
Dividend and interest income, net	(16,259)	(14,569)	(224)
Gain from sale of EcoEnergy division	(4,082)	—	—
Other non-cash items	(1,732)	4,405	68
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	3,346	(9,735)	(150)
Unbilled revenues	3,813	2,192	34
Inventories	1,475	545	8
Other assets	4,054	(170)	(3)
Trade payables, accrued expenses, other liabilities and provisions	(5,202)	4,499	69
Unearned revenues	(2,945)	1,733	27

Cash generated from operating activities before taxes	118,249	112,338	1,725

Income taxes paid, net	(25,476)	(28,105)	(432)

Net cash generated from operating activities	92,773	84,233	1,293

Cash flows from investing activities:
Purchase of property, plant and equipment	(20,853)	(21,870)	(336)
Proceeds from sale of property, plant and equipment	1,207	1,171	18
Proceeds from sale of EcoEnergy division, net of related expenses	4,372	—	—
Purchase of investments	(813,439)	(782,475)	(12,018)
Proceeds from sale of investments	729,755	830,448	12,755
Impact of investment hedging activities, net	(226)	—	—
Payment for business acquisitions including deposit in escrow, net of cash acquired	(33,608)	(6,652)	(102)
Interest received	17,069	14,347	220
Dividend received	311	609	9

Cash used in investing activities before taxes	(115,412)	35,578	546

Income taxes paid on sale of EcoEnergy division	(871)	—	—

Net cash used in investing activities	(116,283)	35,578	546

Cash flows from financing activities:
Proceeds from issuance of equity shares	*	24	*
Repayment of loans and borrowings	(112,803)	(155,254)	(2,384)
Proceeds from loans and borrowings	125,922	144,271	2,216
Payment for deferred/contingent consideration in respect of business combinations	(138)	(164)	(3)
Payment for buy back of shares including transaction cost	(25,000)	(110,312)	(1,694)
Interest paid on loans and borrowings	(1,999)	(3,123)	(48)
Payment of cash dividend (including dividend tax thereon)	(8,734)	(5,420)	(83)

Net cash generated from financing activities	(22,752)	(129,978)	(1,996)

Net (decrease)/increase in cash and cash equivalents during the period	(46,262)	(10,167)	(156)
Effect of exchange rate changes on cash and cash equivalents	(1,412)	375	6
Cash and cash equivalents at the beginning of the period	98,392	50,718	779

Cash and cash equivalents at the end of the period (Note 9)	50,718	40,926	629

*	Value is less than ₹ 1 million

Refer note 11 for supplementary information on cash flow statement

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Preniji	N Yaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W- 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalai	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
April 25, 2018

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trust (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 25, 2018.

Amounts for the three months and year ended March 31, 2017 were audited by B S R & Co. LLP.

2.	Basis of preparation

(i)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2017. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements.

All amounts included in the interim condensed consolidated financial statements are reported in Indian rupees (₹) in million except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout these financial statements may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as of and for the three months and year ended March 31, 2018, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 65.11, as published by the Federal Reserve Board of Governors on March 31, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)	Impairment testing: Goodwill and intangible assets with infinite useful life recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)	Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

Equity accounted investees

Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.

Non current assets and disposal groups held for sale

Assets of disposal groups that is available for immediate sale and where the sale is highly probable of being completed within one year from the date of classification are considered and classified as assets held for sale. Non current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Please refer to the Company’s Annual Report for the year ended March 31, 2017 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2017, except for the adoption of amendments and interpretations effective as of April 1, 2017. Although these amendments apply for the first time in the current financial year, they do not have a material impact on the interim condensed consolidated financial statements.

IAS	7- Amendment to Statement of Cash Flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The effect on adoption of IAS 7 on the consolidated financial statements is insignificant.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2017, and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates.

The standard allows for two methods of transition: the full retrospective approach, under which the standard will be applied retrospectively to each reported period presented, or the cumulative catch up approach, where the cumulative effect of applying the standard retrospectively is recognized at the date of initial application. The standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company will adopt this standard using the cumulative catch up transition method effective April 1, 2018 and accordingly, the comparative for year ended March 31, 2017 and 2018, will not be retrospectively adjusted. The adoption of the new standard is expected to result in a reduction of approximately ₹ 2,239 million in opening retained earnings, primarily relating to certain contract costs because these will not meet the criteria for recognition as contract fulfillment asset.

IFRIC 22 - Foreign currency transactions and advance consideration

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board issued IFRIC 22, Foreign currency transactions and advance consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The effect on adoption of IFRIC 22 on the consolidated financial statements is insignificant.

IFRS 16 - Leases

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company does not plan to early adopt IFRS 16 and is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 23 – Uncertainty over Income Tax treatments

On June 7, 2017, the International Accounting Standards Board issued IFRIC 23 which clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. It outlines the following: (1) the entity has to use judgement, to determine whether each tax treatment should be considered separately or whether some can be considered together. The decision should be based on the approach which provides better predictions of the resolution of the uncertainty (2) entity has to consider the probability of the relevant taxation authority accepting the tax treatment and the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates would depend upon the probability. The effective date for adoption of IFRIC 23 for annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company does not plan to early adopt IFRIC 23 and is currently assessing the impact of adopting IFRIC 23 on the Company’s consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions/ adjustments		—		1,133		16,572		2,242		23		19,970
Acquisition through business combinations		134		446		835		77		—		1,492
Disposals/ adjustments		—		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017		3,814		27,581		108,967		15,748		432		156,542

Accumulated depreciation/ impairment:
As at April 1, 2016		—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		(39)		(816)		(75)		2		(928)
Depreciation		—		1,059		14,910		1,117		28		17,114
Disposals/ adjustments		—		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017		—		6,361		77,005		11,968		365		95,699
Capital work-in-progress											₹	8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		28		265		904		188		2		1,387
Additions/ adjustments		2		1,197		11,767		1,776		1,003		15,745
Acquisition through business combinations		—		13		4		11		1		29
Disposals/ adjustments		—		(190)		(7,302)		(872)		(294)		(8,658)
Assets reclassified as held for sale		(207)		(3,721)		(27,118)		(1,079)		(5)		(32,130)

As at March 31, 2018		3,637		25,145		87,222		15,772		1,139		132,915

Accumulated depreciation/ impairment:
As at April 1, 2017		—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		—		49		509		104		—		662
Depreciation		—		1,023		14,078		1,381		387		16,869
Disposals/ adjustments		—		(70)		(6,640)		(758)		(242)		(7,710)
Assets reclassified as held for sale				(1,539)		(19,627)		(712)		(4)		(21,882)

As at March 31, 2018		—		5,824		65,325		11,983		506		83,638
Capital work-in-progress											₹	15,680
Capital work-in-progress reclassified as held for sale												(514)

Net carrying value including Capital work-in-progress as at March 31, 2018											₹	64,443

*	Including computer equipment and software.

5. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2017		2018
Balance at the beginning of the year	₹	101,991	₹	125,796
Translation adjustment		(4,319)		2,970
Acquisition through business combination		28,124		1,172
Assets reclassified as held for sale		—		(12,354)

Balance at the end of the year	₹	125,796	₹	117,584

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Translation adjustment		(546)		(314)		(860)
Acquisition through business combinations		2,714		4,006		6,720

As at March 31, 2017		20,528		6,279		26,807

Accumulated amortization/ impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization and impairment *		5,107		747		5,854

As at March 31, 2017		9,264		1,621		10,885

Net carrying value as at March 31, 2017		11,264		4,658		15,922

Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		493		103		596
Acquisition through business combinations		5,565		169		5,734

As at March 31, 2018		26,586		6,551		33,137

Accumulated amortization / impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		14		11		25
Amortization and impairment *		2,985		1,129		4,114

As at March 31, 2018		12,263		2,761		15,024

Net carrying value as at March 31, 2018		14,323		3,790		18,113

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amount to ₹ 3,056 and ₹ 643 for the year ended March 31, 2017 and 2018 respectively.

Amortization expense and impairment charge on intangible assets is included in selling and marketing expenses in the interim condensed consolidated financial statements.

6. Business combination

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. The acquisition strengthens Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,402 (USD 475.6 million).

The following table presents the allocation of purchase price:

Description	Pre- acquisitions carrying amount	Fair value adjustment	Purchase price allocation
Net assets	526	(29)	₹	497
Technology platform	436	(89)		347
Customer related intangibles	—	2,323		2,323
Brand	180	2,968		3,148
Alliance relationship	—	858		858
Deferred tax liabilities on intangible assets	—	(2,791)		(2,791)

Total	1,142	3,240	₹	4,382

Goodwill				28,020

Total purchase price			₹	32,402

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the three months June 30, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

Other Business Combinations:

During the year ended March 31, 2018, we completed four business combinations (which individually and in aggregate are not material) for a total consideration of ₹ 6,924 million. These transactions include (a) an acquisition of IT service provider which is focused on Latin American markets, (b) an acquisition of a design and business strategy consultancy firm based in US, and (c) acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combinations.

The following table presents the allocation of purchase price:

Description	Purchase price allocation
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739

Goodwill		1,185

Total purchase price	₹	6,924

During the year ended March 31, 2018, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. The pro-forma information has not been provided as the amounts are not material.

7. Investments

Investments consist of the followings:

	As at
	March 31, 2017		March 31, 2018
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds *	₹	104,675	₹	46,438
Others		569		—
Financial instruments at FVTOCI
Equity instruments		5,303		5,685
Commercial paper, Certificate of deposits and bonds		145,614		176,234
Financial instruments at amortized cost
Inter corporate and term deposits **		42,972		28,405

	₹	299,133	₹	256,762

Current		292,030		249,094
Non-current		7,103		7,668

*	Investments in liquid and short-term mutual funds include investments amounting to ₹ Nil (March 31, 2017: ₹ 117) pledged as margin money deposits for entering into currency future contracts.
**	These deposits earn a fixed rate of interest.
**	Term deposits include deposits in lien with banks amounting to ₹ 453 (March 31, 2017: ₹ 308).

Investment in equity accounted investee

During the year, the Company has increased its investment in Drivestream Inc. from 19% to 43.7%. Drivestream Inc. is a private entity that is not listed on any public exchange. The carrying value of the investment as at March 31, 2018 was ₹ 630.

During the year, the Company has invested ₹ 576 for 33.3% stake in Denim Group LLC, a private entity that is not listed on any public exchange. The carrying value of the investment as at March 31, 2018 was ₹ 576.

8. Inventories

Inventories consist of the following:

	As at
	March 31, 2017		March 31, 2018
Stores and spare parts	₹	808	₹	769
Raw materials and components		1		—
Traded goods		3,106		2,601

	₹	3,915	₹	3,370

9. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2017 and 2018 consists of cash and balances on deposit with banks.

Cash and cash equivalents consists of the following:

	As at
	March 31, 2017		March 31, 2018
Cash and bank balances	₹	27,808	₹	23,300
Demand deposits with banks *		24,902		21,625

	₹	52,710	₹	44,925

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	March 31, 2017		March 31, 2018
Cash and cash equivalents	₹	52,710	₹	44,925
Bank overdrafts		(1,992)		(3,999)

	₹	50,718	₹	40,926

10. Other assets

	As at
	March 31, 2017		March 31, 2018
Current
Prepaid expenses and deposits	₹	13,486	₹	15,704
Due from officers and employees		2,349		1,872
Finance lease receivables		1,854		2,271
Advance to suppliers		1,448		1,819
Deferred contract costs		4,270		3,211
Balance with excise, customs and other authorities		2,153		3,886
Others		5,191		3,214
Less: Assets reclassified as held for sale		—		(1,381)

	₹	30,751	₹	30,596

Non-current
Prepaid expenses including rentals for leasehold land and deposits	₹	10,516	₹	8,799
Finance lease receivables		2,674		2,739
Others		3,603		4,718
Less: Assets reclassified as held for sale		—		(530)

	₹	16,793	₹	15,726

Total	₹	47,544	₹	46,322

11. Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2017		March 31, 2018
Borrowings from banks	₹	120,911	₹	119,689
Bank overdrafts		1,992		3,999
External commercial borrowings		9,728		9,777
Obligations under finance leases		8,280		5,442
Loans from institutions other than bank		1,501		821
Less: Liabilities directly associated with assets held for sale		—		(1,469)

	₹	142,412	₹	138,259

Current		122,801		92,991
Non-current		19,611		45,268

Changes in financing liabilities arising from cash and non-cash changes:

Particulars	1-Apr-17	Cash Flows	Non-Cash Changes		Less: Liabilities directly associated with assets held for sale	31-Mar-18
			Assets taken oil lease	Foreign Exchange Movements
Borrowings from banks	120,911	(6,661)	—	5,439	—	119,689
Bank overdrafts	1,992	2,007	—	—	—	3,999
External commercial borrowings	9,728	—	—	49	—	9,777
Obligations under finance leases	8,280	(3,627)	766	23	(1,469)	3,973
Loans from other than bank	1,501	(695)	—	15	—	821

Total	142,412	(8,976)	766	5,526	(1,469)	138,259

12. Other liabilities and provisions

	As at
	March 31, 2017		March 31, 2018
Other liabilities:
Current:
Statutory and other liabilities	₹	3,353	₹	4,263
Employee benefits obligations		5,912		8,537
Advance from customers		2,394		1,901
Others		1,368		2,189
Less: Liabilities directly associated with assets held for sale		—		(277)

	₹	13,027	₹	16,613

Non-current:
Employee benefits obligations	₹	4,235	₹	1,791
Others		1,265		2,447
Less: Liabilities directly associated with assets held for sale		—		(8)

	₹	5,500	₹	4,230

Total	₹	18,527	₹	20,843

	As at
	March 31, 2017		March 31, 2018
Provisions:
Current:
Provision for warranty	₹	436	₹	290
Others		834		506

	₹	1,270	₹	796

Non-current:
Provision for warranty	₹	4	₹	3

	₹	4	₹	3

	₹	1,274	₹	799

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13. Financial Instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

			(in million)
	As at March 31,
	2017		2018
Designated derivatives instruments
Sell : Forward contracts	USD	886	USD	904
		€228		€134
		£280		£147
	AUD	129	AUD	77

Range forward options contracts	USD	130	USD	182
		£—		£13
		€—		€10
Interest rate swaps	USD	—	USD	75

Non-designated derivatives instruments
Sell : Forward contracts	USD	889	USD	939
		€83		€58
		£82		£95
	AUD	51	AUD	77
	SGD	3	SGD	6
	ZAR	262	ZAR	132
	CAD	41	CAD	14
	SAR	49	SAR	62
	AED	69	AED	8
	PLN	31	PLN	36
	CHF	—	CHF	6
	QAR	—	QAR	11
	TRY	—	TRY	10
	MXN	—	MXN	61
	NOK	—	NOK	34
	OMR	—	OMR	3
Range forward options contracts	USD	—	USD	50
		£—		£20
Buy : Forward contracts	USD	750	USD	575
	JPY	—	JPY	399
	DKK	—	DKK	9

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2017		2018
Balance as at the beginning of the year	₹	2,367	₹	7,325
Deferred cancellation gain/ (loss), net		74		(6)
Changes in fair value of effective portion of derivatives		12,391		(12)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions		(7,507)		(7,450)

Gain/(loss) on cash flow hedging derivatives, net	₹	4,958	₹	(7,468)

Balance as at the end of the year	₹	7,325	₹	(143)
Deferred tax thereon		(1,419)		29

Balance as at the end of the year, net of deferred tax	₹	5,906	₹	(114)

As at March 31, 2017 and 2018, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14. Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As of March 31, 2018 and 2017, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in certificate of deposits, commercial papers classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Particular	As at March 31, 2017				As at March 31, 2018
	Total	Fair value measurements at reporting date			Total	Fair value measurements at reporting date
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	7,307	—	7,307	—	1,139	—	1,139	—
Others	2,546	—	2,120	426	134	—	134	—
Investments:
Investment in liquid and short-term mutual funds	104,675	104,675	—	—	46,438	46,438	—	—
Other investments	569	—	569	—	—	—	—	—
Investment in equity instruments	5,303	—	—	5,303	5,685	—	—	5,685
Commercial paper, Certificate of deposits and bonds	145,614	—	145,614	—	176,234	1,951	174,283	—
Liabilities
Derivative instruments:
Cash flow hedges	(55)	—	(55)	—	(1,276)	—	(1,276)	—
Others	(2,655)	—	(2,655)	—	(941)	—	(941)	—
Contingent consideration	(339)	—	—	(339)	—	—	—	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

	Investment in equity instruments		Derivative Assets - others		Liabilities - Contingent consideration
Balance as at April 1, 2016	₹	4,907	₹	558	₹	(2,251)
Additions		620		—		—
Payouts		—		—		138
Gain/loss recognized in statement of income		—		(132)		1,546
Gain/loss recognized in foreign currency translation reserve		(41)		—		198
Gain/loss recognized in other comprehensive income		(183)		—		—
Finance expense recognized in statement of income		—		—		30

Balance as at March 31, 2017	₹	5,303	₹	426	₹	(339)

Balance as at April 1, 2017	₹	5,303	₹	426	₹	(339)
Additions		1,851		—		—
Payouts		—		—		164
Transferred to investment in equity accounted investee		(357)		—		—
Gain/loss recognized in statement of income		—		(426)		167
Gain/loss recognized in foreign currency translation reserve		53		—		(32)
Gain/loss recognized in other comprehensive income		(1,165)		—		—
Finance expense recognized in statement of income		—		—		40

Balance as at March 31, 2018	₹	5,685	₹	—	₹	—

15. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at
	March 31, 2017		March 31, 2018
Balance at the beginning of the year	₹	16,116	₹	13,107
Translation difference related to foreign operations, net		(3,285)		3,560
Change in effective portion of hedges of net investment in foreign operations		276		(49)

Total change during the year		(3,009)		3,511

Balance at the end of the year	₹	13,107	₹	16,618

16. Income Taxes

Income tax expenses/ (credit) has been allotted as follows:

	Three months ended March 31,		Year ended March 31,
	2017	2018	2017	2018
Income tax expense as per the statement of income	₹ 6,742	₹ 4,615	₹ 25,213	₹ 22,390
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities	68	(479)	594	(644)
Gains/(losses) on cash flow hedging derivatives	665	(409)	962	(1,448)
Defined benefit plan actuarial gains/(losses)	17	11	43	255

	₹ 7,492	₹ 3,738	₹ 26,812	₹ 20,553

Income tax expenses consists of the following:

	Three months ended March 31,				Year ended March 31,
	2017		2018		2017		2018
Current taxes
Domestic	₹	6,359	₹	3,617	₹	21,089	₹	18,500
Foreign		1,937		3,006		5,412		7,834

		8,296		6,623		26,501		26,334
Deferred taxes
Domestic		(228)		(407)		(63)		3
Foreign		(1,326)		(1,601)		(1,225)		(3,947)

		(1,554)		(2,008)		(1,288)		(3,944)

	₹	6,742	₹	4,615	₹	25,213	₹	22,390

Income tax expense is net of reversal of provisions/ (provision recorded) pertaining to earlier periods, which are no longer required, amounting to ₹ (336) and ₹ (531) for the three months ended March 31, 2017 and 2018 respectively and ₹ 593 and ₹ 380 for the year ended March 31, 2017 and 2018.

17. Revenues

	Three months ended March 31,				Year ended March 31,
	2017		2018		2017		2018
Rendering of services	₹	132,403	₹	132,746	₹	522,061	₹	524,543
Sale of products		7,472		4,940		28,341		20,328

Total revenues	₹	139,875	₹	137,686	₹	550,402	₹	544,871

18. Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2017		2018		2017		2018
Employee compensation (refer note 22)	₹	68,747	₹	69,760	₹	268,081	₹	272,223
Sub-contracting/technical fees		21,244		21,144		82,747		84,437
Cost of hardware and software		7,101		4,670		27,216		18,985
Travel		4,492		4,078		20,147		17,399
Facility expenses		4,798		5,700		19,297		21,044
Depreciation, amortization and impairment		8,181		5,702		23,107		21,124
Communication		1,402		1,353		5,370		5,353
Legal and professional fees		1,319		1,246		4,957		4,690
Rates, taxes and insurance		578		658		2,261		2,400
Marketing and brand building		764		746		2,936		3,140
Provision for doubtful debts and deferred contract cost *		89		2,437		2,427		6,565
Miscellaneous expenses		1,159		1,364		5,836		4,705

Total cost of revenues, selling and marketing and general and administrative expenses	₹	119,874	₹	118,858	₹	464,382	₹	462,065

*	Consequent to insolvency of two of our customers, the Company has recognized provision of ₹ 4,612 for impairment of receivables and deferred contract cost. ₹ 416 and ₹ 4,196 of these provision have been included in cost of revenue and General and administrative expenses respectively for the year ended March 31, 2018.

19. Finance expense

	Three months ended March 31,		Year ended March 31,
	2017	2018	2017	2018
Interest expense	₹ 697	₹ 1,075	₹ 2,675	₹ 3,451
Exchange fluctuation on foreign currency borrowings, net	473	489	3,267	2,379

	₹ 1,170	₹ 1,564	₹ 5,942	₹ 5,830

20. Finance and other income

	Three months ended March 31,		Year ended March 31,
	2017	2018	2017	2018
Interest income	₹ 4,305	₹ 4,095	₹ 18,066	₹ 17,806
Dividend income	116	148	311	609
Net gain from investments classified as FVTPL	1,309	538	3,822	5,410
Net gain from investments classified as FVTOCI	23	22	220	174

	₹ 5,753	₹ 4,803	₹ 22,419	₹ 23,999

21. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Earnings per share and number of share outstanding for the three months and year ended March 31, 2017 and 2018, have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 03, 2017.

	Three months ended March 31,				Year ended March 31,
	2017		2018		2017		2018
Profit attributable to equity holders of the Company	₹	22,611	₹	18,028	₹	84,895	₹	80,081
Weighted average number of equity shares outstanding		4,835,568,066		4,503,353,231		4,857,081,010		4,750,043,400
Basic earnings per share	₹	4.68	₹	4.00	₹	17.48	₹	16.86

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2017		2018		2017		2018
Profit attributable to equity holders of the Company	₹	22,611	₹	18,028	₹	84,895	₹	80,081
Weighted average number of equity shares outstanding		4,835,568,066		4,503,353,231		4,857,081,010		4,750,043,400
Effect of dilutive equivalent share options		14,126,144		8,552,810		14,266,128		8,318,575

Weighted average number of equity shares for diluted earnings per share		4,849,694,210		4,511,906,041		4,871,347,138		4,758,361,975
Diluted earnings per share	₹	4.66	₹	4.00	₹	17.43	₹	16.83

22. Employee benefits

a) Employee costs include:

	Three months ended March 31,		Year ended March 31,
	2017	2018	2017	2018
Salaries and bonus	₹ 66,370	₹ 67,076	₹ 259,270	₹ 263,064
Employee benefit plans
Gratuity and other defined benefit plans	297	559	1,095	1,399
Contribution to provident and other funds	1,610	1,667	5,974	6,413
Share based compensation	470	458	1,742	1,347

	₹ 68,747	₹ 69,760	₹ 268,081	₹ 272,223

b) The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended March 31,		Year ended March 31,
	2017	2018	2017	2018
Cost of revenues	₹ 58,642	₹ 58,583	₹ 226,595	₹ 228,936
Selling and marketing expenses	6,014	7,228	26,051	28,070
General and administrative expenses	4,091	3,949	15,435	15,217

	₹ 68,747	₹ 69,760	₹ 268,081	₹ 272,223

The Company has granted 58,000 and 3,514,800 options under RSU option plan during the three months and year ended March 31, 2018 respectively (Nil and 2,319,000 for the three months and year ended March 31, 2017); 65,000 and 2,783,400 options under ADS option plan during the three months and year ended March 31, 2018 respectively (Nil and 2,191,500 for three months and year ended March 31, 2017).

The Company has also granted Nil and 1,097,600 Performance based stock options (RSU) during the three months and year ended March 31, 2018 respectively (Nil and 79,000 for the three months and year ended March 31, 2017); Nil and 1,113,600 Performance based stock options (ADS) during the three months and year ended March 31, 2018 respectively (Nil and 188,000 for three months and year ended March 31, 2017).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

23. Commitments and contingencies

Capital commitments: As at March 31, 2017 and March 31, 2018, the Company had committed to spend approximately ₹12,238 and ₹ 13,091 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2017 and March 31, 2018, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 22,023 and ₹ 21,546 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011 the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹ 4,241 (including interest of ₹ 1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with ₹ Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the final assessment order in November 2017 with a proposed demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014 the Company received the draft assessment order in January 2018 with a proposed demand of ₹ 8,701 (including interest of ₹ 2,700), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed the appeal before DRP.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

Income tax demands against the Company amounting to ₹ 89,623 and ₹ 101,440 are not acknowledged as debt as at March 31, 2017 and 2018, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 7,242 and ₹ 7,745 as of March 31, 2017 and March 31, 2018. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

In December 2017, National Grid filed a legal claim against the Company in U.S.District Court of the Eastern District of New York seeking damages amounting to $140 (₹ 9,124) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

24. Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the year ended March 31, 2018 is as follows:

	IT Services							IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	148,062	74,177	83,762	68,427	120,272	33,710	528,410	17,998	(49)	546,359
Segment Result	24,626	9,620	13,060	8,060	21,742	3,158	80,266	362	319	80,947
Unallocated							3,347	—	—	3,347

Segment Result Total							83,613	362	319	84,294
Finance expense										(5,830)
Finance and other income										23,999
Share of profit/ (loss) of equity accounted investee										11

Profit before tax										102,474
Income tax expense										(22,390)

Profit for the year										80,084

Depreciation and amortization										21,124

Information on reportable segment for the year ended March 31, 2017 is as follows:

	IT Services							IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	135,967	82,242	83,417	68,883	119,175	38,756	528,440	25,922	(183)	554,179
Other operating income	—	—	—	—	—	—	4,082	—	—	4,082
Segment Result	24,939	9,479	14,493	14,421	23,453	6,149	92,934	(1,680)	(506)	90,748
Unallocated							(951)	—	—	(951)

Segment Result Total							96,065	(1,680)	(506)	93,879
Finance expense										(5,942)
Finance and other income										22,419

Profit before tax										110,356
Income tax expense										(25,213)

Profit for the year										85,143

Depreciation and amortization										23,107

Information on reportable segment for the three months ended March 31, 2018 is as follows:

	IT Services							IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	39,013	18,575	21,029	16,768	30,870	7,864	134,119	4,169	(45)	138,243
Segment Result	6,298	1,824	3,013	2,286	5,475	(753)	18,143	48	14	18,205
Unallocated							1,180	—	—	1,180

Segment Result Total							19,323	48	14	19,385
Finance expense										(1,564)
Finance and other income										4,803
Share of profit/ (loss) of equity accounted investee										(3)

Profit before tax										22,621
Income tax expense										(4,615)

Profit for the year										18,006

Depreciation and amortization										5,702

Information on reportable segment for the three ended March 31, 2017 is as follows:

	IT Services							IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	34,911	20,456	21,204	17,515	30,657	9,278	134,021	6,613	(14)	140,620
Other operating income	—	—	—	—	—	—	4,082	—	—	4,082
Segment Result	5,153	(11)	3,719	4,097	5,969	1,449	20,376	(428)	(13)	19,935
Unallocated							811	—	—	811

Segment Result Total							25,269	(428)	(13)	24,828
Finance expense										(1,170)
Finance and other income										5,753
Share of profit/ (loss) of equity accounted investee										—

Profit before tax										29,411
Income tax expense										(6,742)

Profit for the year										22,669

Depreciation and amortization										8,181

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended March 31,		Year ended March 31,
	2017	2018	2017	2018
India	11,000	10,548	46,555	43,099
America	73,888	70,936	290,719	283,515
Europe	34,929	36,808	133,909	138,597
Rest of the world	20,803	19,951	82,996	81,148

	140,620	138,243	554,179	546,359

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No customer individually accounted for more than 10% of the revenues during the three and year ended March 31, 2017 and 2018.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of profit and loss).
d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.
e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.
f)	Segment results for ENU and COMM industry vertical for the year ended March 31, 2018 is after considering the impact of provision for impairment of receivables and deferred contract costs (Refer note 18).
g)	Net gain from sale of EcoEnergy division amounting to ₹ 4,082 is included as part of IT Services segment result for the year ended March 31, 2017.

25. List of subsidiaries and equity accounted investee as of March 31, 2018 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A) Appirio, Inc. (A)	USA USA
		Cooper Software, Inc.	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited Wipro Technologies South Africa (Proprietary) Limited		Ghana South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC Wipro Information Technology Netherlands BV.		Ukraine Netherlands
		Wipro Portugal S.A.(A)	Portugal

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C InfoSERVER S.A. Wipro do Brasil Technologia Ltda (A)	Peru Brazil Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited *			India

Appirio India Cloud Solutions Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 74% of the equity securities of Wipro Airport IT Services Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

(A)	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda , Digital A/s, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies Gmbh		Germany
	New Logic Technologies SARL		France

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Designit Colombia S A S Designit Peru SAC	Colombia Peru
Cellent GmbH	Frontworx Informations technologie GmbH		Austria Austria

HPH Holdings Corp.	HealthPlan Services Insurance Agency, Inc. HealthPlan Services, Inc.		USA USA USA

Appirio, Inc.			USA
	Appirio, K.K Topcoder, Inc. Appirio Ltd		Japan USA Ireland
		Appirio GmbH Apprio Ltd (UK)	Germany U.K.
	Appirio Singapore Pte Ltd		Singapore

As of March 31, 2018, the Company held 43.7% interest in Drivestream Inc and 33.3% interest in Demin Group LLC, accounted for using the equity method.

26. Bank balance

Details of balance with bank as of March 31, 2018 are as follows:

Name of Bank	In Current Account	In Deposit Account	Total
Citi Bank	12,144	1,007	13,151
HSBC	4,907	3,323	8,230
Deutsche Bank	—	4,500	4,500
Yes Bank	53	4,216	4,269
ANZ Bank	232	3,845	4,077
HDFC Bank	517	2,150	2,667
Saudi British Bank	100	1,651	1,751
Wells Fargo Bank	1,400	—	1,400
Standard Chartered Bank	706	—	706
ICICI Bank	12	602	614
Silicon Valley Bank	331	—	331
IOB	—	292	292
Unicredit Bank Austria AG	192	—	192
Bank of Montreal	192	—	192
BNP Paribas	156	—	156
Kreissparkasse	135	—	135
RABO Bank	66	—	66
State Bank of India	65	—	65
Bradesco S.A	56	3	59
Funds in Transit	1,134	—	1,134
Other	902	36	938

Total	23,300	21,625	44,925

27. Buyback of equity shares

During the current period, the Company has concluded the buyback of 343.75 million equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000 million. In line with the requirement of the Companies Act 2013, an amount of ₹ 1,656 and ₹ 108,344 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 687.

28. Assets held for sale

During the quarter ended March 31, 2018, the Company has signed a definitive agreement to divest its hosted data center services business to Ensono holdings, LLC and its affiliates (Ensono Group). The sale is expected to conclude during the quarter ended June 30, 2018.

Further on April 5, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited.

These disposal groups do not constitute a major component of the Company and hence are not classified as discontinued operations.

The assets and liabilities associated with these transactions are classified as assets held for sale and liabilities directly associated with assets held for sale amounting to ₹ 27,201 and ₹ 6,212 respectively.

The accompanying notes form an integral part of these consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W- 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore

April 25, 2018